

Jordan (Greenhall) Hall · 2nd

Contemplating the future of civilization

Cardiff By The Sea, California · 500+ connections · **Contact info**

Neurohacker Collective

Harvard Law **School**

Experience



Co-Founder & Executive Chairman
Neurohacker Collective
2015 – Present · 5 yrs
Greater San Diego Area

At the Neurohacker Collective, we believe that humans perform at maximum capacity when they are empowered with the tools they need to make the best decisions, and when they take responsibility for making those choices. To aid in this philosophy, we have brought to bear the still new sciences of applied complexity and applied neuroscience to stake a leadership position in the human optimization market.

The Neurohacker Collective, is a venue for vetting, curation, co-creation, and sharing of the science, art, and technology of Neurohacking. Our pilot product, a cognitive enhanc ...**see more**



Neurohacker Collective

Chief Ratiocinator
Backfeed
Apr 2015 – Present · 4 yrs 10 mos
The Blockchain

As an Angel Investor at Backfeed, I invested in the company as well as helped build the core platform technology for the emerging Decentralized Autonomous Organization market.

Backfeed develops the foundational tools that work on top of blockchain technology ...**see more**



Backfeed | Spreading
Consensus

Co-Founder
Game B
2011 – Present · 9 yrs
Greater San Diego Area

I Co-Founded Game B in 2011, to create an effective and collaborative collective intelligence that had the capacity to imagine both the problems and the solutions that 21st Century civilization will face. We gathered remarkable scientists, philosophers, technologists, story tellers and entrepreneurs with a deep commitment to the future.

Co-Founder
Swell, Inc.
Oct 2013 – Dec 2015 · 2 yrs 3 mos
Greater San Diego Area

As one of the Co-Founders of Swell, I was an integral component in building and developing the company as an experiment in social theory. While serving as an e-commerce company, Swell simultaneously tests the possibility of cultivating a successful organization with complete transparency and peer-to-peer trust.

Trustee
Santa Fe Institute
2007 – 2011 · 4 yrs

At Santa Fe Institute, which invented the science of complexity as well as transdisciplinary science, I was involved in a range of topics including futurism, artificial intelligence, complex evolutionary dynamics, conflict management, and crisis management.

… **see more**

Show 5 more experiences ⌄

Education

Harvard Law School
Juris Doctor (J.D.), Law
1994 – 1997
Activities and Societies: Graduated Magna Cum Laude as well as played on the universities Ice Hockey team

Texas A&M University
Bachelor's Degree, Philosophy and Political Science
1990 – 1994
Activities and Societies: Graduated Summa Cum Laude

Skills & Endorsements

Start-ups · 99+

Endorsed by **Mark How and 20 others who are highly skilled at this**

Endorsed by **4 of Jordan's colleagues at Neurohacker Collective**

Strategic Partnerships · 97

Endorsed by **Mark How and 9 others who are highly skilled at this**

Endorsed by **5 of Jordan's colleagues at Neurohacker Collective**

Digital Media · 75

Endorsed by **4 of Jordan's colleagues at Neurohacker Collective**

Endorsed by **10 people who know Digital Media**

Show more ⌄



